POWERSECURE INTERNATIONAL, INC.

1609 Heritage Commerce Court

Wake Forest, North Carolina 27587

(919) 556-3056

January 2, 2014

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Thompson, Assistant Branch Chief
Ms. Lisa Sellars, Staff Accountant

Re:	PowerSecure International, Inc.

Form 10-K for the year ended December 31, 2012

Filed March 7, 2013

File No. 001-12014

Ladies and Gentlemen:

On behalf of PowerSecure International, Inc. (“PowerSecure,” “we,” “us” or “our”), this letter is submitted in response to your letter to us, dated December 17, 2013, which sets forth an additional comment by the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the filing referenced above.

For your convenience, in this letter we have repeated the headings and additional comment from the Staff’s letter in italicized, bold type and have provided our responses to each of the three bullet points of the comment.

Comment:

Form 10-K for the year ended December 31, 2012

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 14. Segment Information, page F-36

1.	We note your response to comment 1 from our letter dated November 18, 2013 and the supplemental materials you provided on a confidential basis. We have the following comments:

•	We understand that the Business Unit P&L information contained in your Board materials is reviewed with the Board solely by your CFO, and is not reviewed with the Board or used in decision making by your CEO and CODM. Please confirm our understanding, or if our understanding is not correct, please explain this in more detail.

U.S. Securities and Exchange Commission

January 2, 2014

Response:

We supplementally advise the Staff that the Business Unit P&L information contained on the pages marked as G019-G024 of our Board material, which we confidentially submitted to the Staff as part of Exhibit G with our letter dated November 5, 2013 (“pages G019-G024”), is reviewed with the Board during the Financial Review that our CFO leads at our Board meetings. We also further advise the Staff and clarify that the CFO’s review of this Business Unit P&L information in the Board material does not occur at every Board meeting, and that the focus of the Financial Review is on the material in the pages marked as G002-G014 of Exhibit G. Throughout the CFO’s presentation, our Board, including our CEO and CODM, engage in question and answer (Q&A) and business and financial discussions. Additionally, we confirm that when the Business Unit P&L information is reviewed with the Board, that review is led solely by our CFO, and our CEO and CODM does not review this material with the Board or use it in decision making.

•	If the Business Unit P&L information is not used by the CODM to evaluate performance or to allocate resources, please explain in reasonable detail why you include it in your Board materials and why your CFO regularly reviews it with your Board of Directors. Also explain whether you could remove this information from your Board materials with no impact.

Response:

We supplementally advise the Staff that the Business Unit P&L information contained on pages G019-G024 is included in the Board material due to the Board of Directors request for a high level schedule of how our various product and service areas compare with regard to their relative profitability, using high-level approximations for the allocation of shared costs. To clarify, this material is regularly included in the materials provided to the Board, but it is not always reviewed with the Board by the CFO, because it is not utilized in decision making by the CODM.

We further advise the staff that this particular material is not used by the CODM in decision making, and further clarify that this particular material:

•	is not prepared or included in Board materials for any time period other than on a full year basis (quarterly, year-to-date, or other time periods are not prepared or included in Board materials),

•	does not include data to assist in decision making, including quarterly trend analysis, variances versus plan/budget/forecast, or other explanatory data, and

•	is only prepared and included as part of the regular material for Board meetings, which timing does not normally align with our period-end business reporting.

We could remove this information with no impact on our operations or financial results because this information is not used in decision making by the CODM, who is the founder of our business and manages the company through information he receives from his direct interactions with his numerous direct reports, including multiple sales leaders, product leaders, operations leaders, and functional leaders.

As we noted in our letter to the Staff, dated December 3, 2013, in just the last two years our revenues have approximately doubled, and our product and service areas have become more diverse and gained scale. It was our growth and diversity that led our Board to request the high-level schedules contained on pages G019-G024 to be developed and added to our regular Board meeting material. We expect that our operations will continue to evolve from a structure where our CEO and CODM, who is our founder, has been operating an entrepreneurial, matrix organization, to a structure that will become

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January 2, 2014

increasingly organized in a more traditional categorized fashion. For example, as we noted in our December, 3, 2013 letter, we are establishing budgets for the first time in our history for use in our upcoming 2014 fiscal year, and we expect that these budgets will be prepared at the detailed product/service level with the assistance of our sales and product/service leaders, and will include budgets for revenue, gross margin, and operating income. The Board material contained on pages G019-G024, and our new budgeting process, demonstrate how our financial reporting and operating structures are evolving. We expect this could likely result in us determining in future years that it will become appropriate and practicable for us to report our financial results in more than one business segment.

•	Your response indicates that you have not historically prepared budgets; however, you prepare forecasts such as that provided to us in your Exhibit F. Using Exhibit F as an example, please explain to us in reasonable detail the types of items discussed when the CFO reviews the forecast with your CODM. Your response should include, but not be limited to, describing discussions around consolidated gross margin and the underlying factors that drive it, along with discussions around disaggregated gross margin as seen on page F017. Please explain how these discussions support your assertion that the CODM is not evaluating performance or allocating resources at any level lower than your consolidated financial statements.

Response:

We supplementally advise the Staff that when our CFO reviews the forecast with our CODM, the following process is generally followed:

•	Page F002 is reviewed, including the forecast for quarterly and annual revenue, gross margin, operating expense, operating income, EBITDA, and E.P.S. These items are discussed for reasonableness, and for assessment of their upside and downside risk.

•	Page F014 is reviewed, including the revenue forecast by individual product and service, and the contingency that is provided in the forecast against these line items to assess their upside and downside risk. Pages F015 and F016 are often referred to and reviewed in this assessment to understand how much of the forecasted revenue is “backlog,” which means firm purchase orders or sales awards by customers, and how much of the forecasted revenue is “pipeline”, or sales prospects that are not subject to firm purchase orders or sales awards.

•	Details included in Exhibit E are reviewed to understand the specific revenue and gross margin assumptions of the largest projects that are driving the timing and amount of revenue and profits in the forecast, and to assess their upside and downside risk.

•	Page F017 is sometimes reviewed, to understand and assess how the detailed project gross margins from Exhibit E combine to deliver the gross margin assumptions each product and service line is carrying in the forecast. These are often discussed compared to “instinctive”/“intuitive” expectations or historical trends to assess their upside and downside risk.

•	Pages F005 and F006 are often reviewed to assess working capital and balance sheet forecasts.

In addition, we supplementally advise the Staff and clarify that this process is used by our CODM to understand and assess our overall expected results, and to assist our CODM and CFO in their understanding of, and our external communication of, the major trends in our business. Our CODM

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evaluates the performance of our individual sales leaders, product leaders, operations leaders, and functional leaders based on his day-to-day direct interactions with them, the trends and outlook they are providing in those daily interactions, and his knowledge and assessment of their individual talents and the markets and customers they serve. Resource allocations are similarly made based on these direct interactions and his personal assessments, which serve as the basis for his hiring and resource allocation decisions.

PowerSecure hereby acknowledges that:

•	PowerSecure is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	PowerSecure may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please feel free to direct them to our legal counsel, Paul R. Hess of Kegler, Brown, Hill & Ritter Co., L.P.A. (phone: (614) 462-5400, fax: (614) 464-2634, email: phess@keglerbrown.com) or to me. Thank you for your assistance.

Sincerely,

/s/ Christopher T. Hutter

Executive Vice President and Chief Financial Officer

cc:	W. Kent Geer, Chairman of the Board

Sidney Hinton, President and Chief Executive Officer

Gary J. Zuiderveen, Controller and Principal Accounting Officer

Kevin P. Collins, Chairman, Audit Committee

Paul R. Hess, Esq.